Exhibit 99.1

SOURCE: Neptune Technologies & Bioressources Inc.

PRESS RELEASE

Neptune Appoints IR firm for the US

Laval, Québec, CANADA – September 20, 2010 – Neptune Technologies & Bioressources Inc. (“Neptune”) (NASDAQ.NEPT - TSX.V.NTB) today announces that it has appointed CEOcast, Inc. (“CEOcast”) as investor relation (“IR”) firm for the United States (“US”).

Neptune has entered into an IR agreement with CEOcast on September 15, 2010 to develop and implement a capital markets program for US (the “Agreement”). The Agreement is subject to TSX-Venture approval.

“The addition of CEOcast to our IR team for the US is an important step toward our new fully integrated IR strategy. Indeed, with exhaustive presence in North America, we are confident we will achieve our goals, which are to increase trading volume on NASDAQ and TSX-V as well as achieving a fair market value representation for Neptune shares while increasing the investment community awareness for Neptune.” stated André Godin, Vice-President, Administration & Finance.

CEOcast, Inc. is a leading New York-based investor relations firm that is highly proactive and has developed proprietary databases affording clients unique access to high net-worth and micro-cap institutional investors. CEOcast's activities are designed to drive liquidity and awareness of a public company's stock. The firm's principals and employees have decades of experience in the investor relations area, utilizing proven strategies and proprietary distribution methods to help increase awareness of its clients. CEOcast achieves this through the extensive use of road shows, media exposure, the Internet, direct mail and conference calls with both the retail and institutional investment community.

The term of the IR Agreement is for an initial period of six months. In addition to a fee of $7,500 per month, CEOcast has been granted options to purchase an aggregate total of 50,000 common shares of Neptune at a price of $2 per share. The options will vest in equal amounts at the rate of 15% per quarter and have a three-year term expiring on September 1, 2013.

Also, Neptune modified the terms of the agreement with Howard Group announced on July 14, 2010. All the terms mentioned in the press release remain the same to the exception that Howard Group will not receive 150,000 warrants in Acasti Pharma Inc. mentioned in the press release.

About Neptune Technologies & Bioressources Inc.
Neptune is an industry-recognized leader in the innovation, production and formulation of science-based and clinically proven novel phospholipid products for the nutraceutical and pharmaceutical markets. The Company focuses on growing consumer health markets including cardiovascular, inflammatory and neurological diseases driven by consumers taking a more proactive approach to managing health and preventing disease. The Company sponsors clinical trials aimed to demonstrate its product health benefits and to obtain regulatory approval for label health claims. Neptune is continuously expanding its intellectual property portfolio as well as clinical studies and regulatory approvals. Neptune’s products are marketed and distributed in over 20 countries worldwide.

About Acasti Pharma Inc.
Acasti Pharma is developing a product portfolio of proprietary novel long-chain omega-3 phospholipids. Phospholipids are the major component of cell membranes and are essential for all vital cell processes. They are one of the principal constituents of High Density Lipoprotein (good cholesterol) and, as such, play an important role in modulating cholesterol efflux. Acasti Pharma’s proprietary novel phospholipids carry and functionalize the polyunsaturated omega-3 fatty acids EPA and DHA, which have been shown to have substantial health benefits and which are stabilized by potent antioxidants. Acasti Pharma is focusing initially on treatments for chronic cardiovascular conditions within the over-the-counter, medical food and prescription drug markets.

About NeuroBioPharm Inc.
NeuroBioPharm is pursuing pharmaceutical neurological applications, and a clinical study for a medical food product with a multinational partner is already initiated. The development of a prescription drug candidate is currently in progress. Advanced clinical development and commercialization is planned to be carried out with multinational partners.

"Neither Nasdaq nor the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release."

Neptune Contact:	CEOcast Contact:
Neptune Technologies & Bioressources Inc.	Jim Fallon
André Godin, V.P. Administration and Finance	+1 212-732-4300
+1 450.687.2262	jfallon@ceocast.com
a.godin@neptunebiotech.com	www.ceocast.com
www.neptunebiotech.com

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Statements in this press release that are not statements of historical or current fact constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities laws. Such forward-looking statements involve known and unknown risks, uncertainties, and other unknown factors that could cause the actual results of the Company to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. In addition to statements which explicitly describe such risks and uncertainties, readers are urged to consider statements labeled with the terms "believes," "belief," "expects," "intends," "anticipates," "will," or "plans" to be uncertain and forward-looking. The forward-looking statements contained herein are also subject generally to other risks and uncertainties that are described from time to time in the Company's reports filed with the Securities and Exchange Commission and the Canadian securities commissions.